Via Facsimile and U.S. Mail
Mail Stop 6010

April 23, 2009

Fred R. Donner
Chief Financial Officer
RenaissanceRe Holdings Ltd.
Renaissance House
8-20 East Broadway
Pembroke HM 19 Bermuda

Re: RenaissanceRe Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 20, 2009
File Number: 001-14428

Dear Mr. Donner:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Estimates
Property Catastrophe Reinsurance, page 72

1. You state that you experienced a $131.6 million favorable development on your prior year loss reserves for catastrophe reinsurance unit as a result of a comprehensive review of your expected ultimate net losses associate with the 2005 hurricanes, Katrina, Rita and Wilma. Please revise your disclosure to discuss the nature and the

extent of the comprehensive review and which loss reserve assumptions, if any, changed as a result of the review. Please disclose if there were any modifications to your loss reserve methodology as a result of this comprehensive review.

Consolidated Statements of Cash Flows, page F-8

2. Please revise your statement of cash flows to disclose the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Refer to paragraph 25 of FAS 95.

Note 3. Business Combinations, page F-15

3. Please revise your disclosure to state the key terms of the additional payments specified in the Argo National asset purchase agreement and the accounting treatment that will be followed should any such payments occur.

Note 17. Taxation, page F-32

4. Please revise your disclosure to explain why you reduced the valuation allowance in 2007. State what new information was factored into the decision to reduce the allowance and why you believe that the timing of the release of the valuation allowance was appropriate in 2007.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant